Mail Stop 3561

      							November 22, 2005

Via U.S. Mail and Fax (650-745-2677)
Mr. Wing Yu
Chief Executive Officer
Financialcontent, Inc.
400 Oyster Boulevard
Suite 435
San Francisco, CA 94080

	Re:	Financialcontent, Inc.
      Form 10-K for Fiscal Year Ended June 30, 2005
		Filed October 4, 2005

Dear Mr. Yu:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended June 30, 2005

Management`s Discussion and Analysis or Plan of Operation

Results of Operations for the fiscal years ended June 30, 2005 and
2004

Depreciation and amortization, page 9

1. Provide more details of your contracts acquired from CNET
Networks, Inc., and tell us why you are amortizing the contracts over a three to five year projected life instead of the contractual term.

Liquidity and Capital Resources, page 9

2. Expand the disclosure in the liquidity and capital resources section to include a detailed discussion of management`s viable plan for overcoming your financial difficulties.  Discuss in detail your
cash requirements during the next twelve months and your ability to
generate sufficient cash to support operations. Expand this discussion to specifically include the manner in which you intend to generate future revenues.  Update this disclosure in each
subsequent
Form 10-Q.   Refer to Section 607.02 of the Financial Reporting
Codification.

Item 8A. Controls and Procedures, page 17

3. Revise to comply with Item 307 of Regulation S-B.

Consolidated Statement of Operations, page F-4

4. If the caption cost of sales excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to cost of sales or indicate parenthetically that depreciation is excluded from cost of sales. Revise accordingly.

Note 1 - G. Revenue Recognition, page F-10

5. Expand your disclosure to tell us what you mean by recording revenue when the content is delivered to the customer. We note in your revenue discussion in Management`s Discussion and Analysis that your income is generated through subscription-based fees and customization charges and fees received are amortized over the service contract.

Note 1 - Q. Foreign Currency and International Operations, page F-
13

6. Since your international operations are discontinued and you have no foreign assets, please revise your financial statements to comply with paragraph 14 of SFAS No. 52, which requires you to write off any amounts accumulated in the translation adjustment component of equity upon ceasing foreign operations.

Note 1 - W. Barter Transactions, page F-15

7. Tell us in more detail how you accounted for your barter transactions. Specifically, reference the accounting literature you relied upon, and provide us with all journal entries related to these transactions.

Note 4 - Stock Option Plan, page F-23

8. We note your stock option compensation disclosure reflects no difference between your as reported and pro forma results. Revise your presentation to reflect the pro forma impact your stock options would have on your as reported results, or tell us why there should be no variance between the two amounts.

Note 6 - D. Preferred Stock Issuances, page F-28

9. Tell us your consideration of EITF 98-5, as amended by EITF 00-
27,
and any related beneficial conversion features related to the issuances of your preferred stock.

	* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please file your response on
EDGAR. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

								/s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director


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Mr. Wing Yu
Financialcontent, Inc.
November 22, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE